PRESS RELEASE

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GIB.A (TSX)
GIB (NYSE)
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CGI reports strong Q3 Fiscal 2019 results

Q3-F2019 results and year-over-year highlights

•	Revenue of $3.12 billion, up 6.1% year-over-year or 6.6% in constant currency;

•	Adjusted EBIT of $474.2 million, up 8.9%;

•	Adjusted EBIT margin of 15.2% of revenue, up 40 basis points;

•	Net earnings of $309.4 million, up 7.3%;

•	Net earnings margin of 9.9%, up 10 basis points;

•	Diluted EPS of $1.12, up 12.0%;

•	Net earnings excluding specific items* of $337.2 million, up 8.9%;

•	Net earnings margin, excluding specific items* of 10.8% of revenue, up 30 basis points;

•	Diluted EPS of $1.22 excluding specific items*, up 13.0%;

•	Cash provided by operating activities of $375.2 million, up 18.2%;

•	Bookings of $2.95 billion for book-to-bill of 95% and 107% over the last twelve months; and,

•	Backlog of $22.42 billion, representing 1.9 times last twelve months revenue.

*Specific items in Q3-F2019 include: $27.9 million in acquisition-related and integration costs net of tax; Specific items in Q3-F2018 include: $6.7 million in acquisition-related and integration costs and $14.7 million in restructuring costs both net of tax

Note: All figures in Canadian dollars. Q3-F2019 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the MD&A – click here (PDF)

Montréal, Quebec, July 31, 2019 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2019 third quarter revenue growth of 6.1%, an increase of $179.1 million, to $3.12 billion. On a constant currency basis, revenue was up 6.6% as foreign exchange fluctuations negatively impacted revenue by $14.0 million.

Adjusted EBIT was $474.2 million, an increase of $38.9 million from Q3-F2018, representing a margin of 15.2%, an improvement of 40 basis points compared to the same period last year.

Net earnings were $309.4 million in Q3-F2019, up $21.1 million from the year ago period. Earnings per diluted share were $1.12, up 12.0% from $1.00 last year.

Net earnings excluding specific items were $337.2 million, an increase of $27.5 million from Q3-F2018, representing a margin of 10.8%. EPS on the same basis expanded by 13.0% to $1.22 per diluted share, up from $1.08 from the year ago period.

“I am pleased with this quarter’s results of continued revenue growth and profitability expansion as we execute our build and buy strategy in every operating segment,” said George D. Schindler, President and Chief Executive Officer. “We continue to see strong client demand for our end-to-end services worldwide.”

Bookings were $2.95 billion in Q3-F2019 and $12.77 billion over the last twelve months, representing 94.6% and 106.9% of revenue, respectively. At the end of June 2019, the Company’s backlog stood at $22.42 billion, representing 1.9 times last twelve months revenue.

Cash provided by operating activities was $375.2 million, an improvement of $57.9 million compared with the same period last year. Over the last twelve months, the Company generated $1.57 billion, or $5.60 in cash provided by operating activities per diluted share¹, up from $5.16 in the year ago period.

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2019	Q3-F2018
Revenue	3,119.8	2,940.7
Growth	6.1%	3.7%
Growth at constant currency	6.6%	3.8%
Adjusted EBIT	474.2	435.3
Margin	15.2%	14.8%
Net earnings	309.4	288.3
Margin	9.9%	9.8%
Net earnings excluding specific items*	337.2	309.7
Margin	10.8%	10.5%
Diluted earnings per share	1.12	1
Diluted earnings per share, excluding specific items*	1.22	1.08
Weighted average number of outstanding shares (diluted)	277,341,191	287,540,464
Net finance costs	19.4	18.7
Net debt	2,336.1	1,685.2
Net debt to capitalization ratio	25.2%	19.6%
Cash provided by operating activities	375.2	317.3
Days sales outstanding (DSO)	52	50
Return on invested capital (ROIC)	15%	13.5%
Return on equity (ROE)	18.1%	16%
Bookings	2,950.7	3,470.2
Backlog	22,418.4	22,406.6

*Specific items in Q3-F2019 include: $27.9 million in acquisition-related and integration costs net of tax; Specific items in Q3-F2018 include: $6.7 million in acquisition-related and integration costs and $14.7 million in restructuring costs both net of tax;

During the quarter, the company invested $516.5 million to buyback 5.3 million shares and $519.2 million to acquire control of Acando through the acquisition of an additional 73.5% of the outstanding shares, for a total purchase price of $623.8 million. At the end of June, net debt to capitalization stood at 25.2%, compared with

19.6% last year. At the end of Q3, the Company had approximately $1.32 billion in available cash and unused credit facilities.

Q3-F2019 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialling 1-800-377-0758 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 77,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With Fiscal 2018 reported revenue of C$11.5 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

¹Cash provided by operating activities per diluted share (non-GAAP) is a measure of our cash provided by operating activities on a per share basis, assuming all dilutive elements are exercised.

Forward-looking information and statements
This press release contains "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI's intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", "predict", "project", "aim", "seek", "strive", "potential", "continue", "target", "may", "might", "could", "should", and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled "Risk Environment" of CGI's annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI's annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:
Lorne Gorber
Executive Vice-President, Investor and Public Relations
lorne.gorber@cgi.com
+1 514-841-3355